MEDICURE INC.

Security Class

Holder Account Number

Form of Proxy - Annual and Special Meeting to be held on October 25, 2005

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1.
Every holder has the right to appoint some other person of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.
If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.	This proxy should be signed in the exact manner as the name appears on the proxy.
4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5.
The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.
The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.	This proxy confers discretionary authority in respect of amendments to matters identified in the notice of meeting or other matters that may properly come before the meeting.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

Voting by mail may be the only method for holdings held in the name of a corporation or holdings being voted on behalf of another individual.
Voting by mail or by Internet, are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined below to vote this proxy. Please have this proxy in hand when you call.

To vote by telephone or the Internet, you will need to provide your HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

HOLDER ACCOUNT NUMBER                                                 ACCESS NUMBER

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Proxies submitted must be received by 11:30 am, Eastern Time, on October 21, 2005

29JL05026.E.SEDAR/000001/000001/i

Appointment of Proxyholder
I/We being holder(s) of MEDICURE INC. hereby appoint: Dr. Albert Friesen, President, CEO or failing this person, Derek Reimer, CA, Chief Financial Officer and Secretary of the Corporation	OR	Enter the name of the person you are appointing if this person is someone other than the foregoing.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of Medicure Inc. to be held at The Fairmont The Queen Elizabeth, 900 Rene Levesque Boulevard West, Montreal, Quebec on October 25, 2005 at 11:30 am and at any adjournment thereof.
1. Election of Directors as outlined in the Management Proxy Circular.

FOR all nominees:	ð	☐

WITHHOLD vote for all nominees:	ð	☐

2. Appointment of Auditors
The appointment of KPMG LLP, Chartered Accountants, as auditors for the ensuing year and the authorization of the directors to fix the remunerations.	For	ð	Withhold	ð	☐

Resolutions Management recommends a vote FOR the following resolutions. Please read the resolutions in full in the accompanying Management Proxy Circular.

			For	Against
3.	Authorization of the directors to the entering into by the Corporation of a shareholder rights plan agreement with Computershare Trust Company, as rights agent in the manner described in the accompanying Management Proxy Circular.	ð	☐	☐

4.	Authorization of the directors to amend the incentive Stock Option Plan in the manner described in the accompanying Management Proxy Circular	ð	☐	☐

Authorized Signature(s) - Sign Here - This section must be completed for your instructions to be executed.
I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by management.

Signature(s)

Date

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